EXHIBIT 99.1

Centerra Gold Announces Extension of Corporate Credit Facility

TORONTO, Sept. 11, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has extended its US$400 million revolving credit facility (the "Credit Facility") with a renewed term of four years, now maturing on September 8, 2027. The Credit Facility is led by The Bank of Nova Scotia and National Bank Financial Markets and is supported by a syndicate of international financial institutions. The interest rate payable on any outstanding borrowings is based on the Secured Overnight Financing Rate plus an applicable margin of 2.25% to 3.25%. The margin is unchanged from the previous credit facility.

Though the Credit Facility is currently undrawn, it offers future flexibility and may be used for general corporate purposes, including working capital, investments, acquisitions, and capital expenditures, while reducing the Company’s financing costs as the Company’s cash position continues to grow.

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.